UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 6, 2005

   Carmanah Technologies Corporation

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes       X        No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

“Peeyush K. Varshney”

Date: June 6, 2005

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 - 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

June 6, 2005

Item 3.

Press Release

June 6, 2005, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is pleased to announce that it has entered a contract with Viacom Outdoor JCDecaux Street Furniture Canada Limited Partnership to supply 225 units of its i-SHELTER TMsolar/LED lighting systems for the City of Vancouver, British Columbia, Canada.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

            (604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 6th day of June 2005.	"Peeyush K. Varshney"
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE	Monday, June 6, 2005 (No.2005-06-16)

CARMANAH ILLUMINATES 225 VANCOUVER BUS SHELTERS

WITH SOLAR POWERED LED LIGHTING

Victoria, British Columbia, Canada - June 6, 2005 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that it has entered a contract with Viacom Outdoor JCDecaux Street Furniture Canada Limited Partnership to supply 225 units of its i-SHELTER TMsolar/LED lighting systems for the City of Vancouver, British Columbia, Canada.

Viacom Outdoor JCDecaux Street Furniture Canada Limited Partnership is a joint venture between Viacom Outdoor Canada and JCDecaux, two of the world's largest outdoor advertising companies.  They are global providers of street furniture and outdoor advertising in the fast growing public transportation sector.

"We are very pleased that industry leaders such as Viacom Outdoor Canada and JCDecaux have selected Carmanah as their lighting partner for this shelter project," states Art Aylesworth, Carmanah's CEO.  "It is a strong statement in support of our transit lighting division and its unique i-SHELTER TMtechnology.  We look forward to the completion of these installations, as well as the strengthening of our relationship for future projects."

In response to the successful field trial of one i-SHELTER TMlighting system in front of Vancouver City Hall at 12th Avenue and Cambie Street, the city has supported this large-scale rollout of Carmanah's solar-powered bus shelter lighting to be shipped by the end of this month.

"We are pleased to be able to undertake this project with the encouragement of the City and City staff who saw this as a way to bring lighting to transit passengers in an environmentally friendly, cost efficient way and without digging up City streets," states David Struthers, Operations Manager, Viacom Outdoor JCDecaux Canada.  "Our previous work with Carmanah made them an easy choice for us in Vancouver.  Carmanah is a valued partner in our effort to present the best possible solution to our customers."

Carmanah's i-SHELTER TM solar-powered LED lighting system will internally illuminate signs that display the street location of Vancouver bus shelters.  Passengers will be able to easily and quickly identify their bus stop at night and the ambient light from the address illumination provides additional security and convenience.  Benefits include:

  Greater passenger comfort and safety to encourage transit ridership.

  Improved passenger visibility for bus drivers to reduce rider "pass bys".

  Renewable energy technology to reinforce transit as a good environmental choice.

"We are very pleased to have a large order to illuminate bus shelters in our home province of B.C.," states Aylesworth.  "This is a great opportunity to showcase our alternative energy technology in one of the world's greenest, most livable cities and in time for major international events such as the 2006 World Urban Forum and the 2010 Olympics."

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

Viacom and JC Decaux's investment in alternative energy and public transit helps meet many environmental objectives, including:

  The commitment to host a "Sustainable Olympics" in 2010.

  The 1995 CityPlan to increase transit use through improved service.

  The City Principles of Sustainability adopted in 2002.

  The provincial government's new Alternative Energy and Power Technology Strategy to promote B.C.'s $700 million power technology sector.

  The Corporate Climate Change Action Plan for the City of Vancouver, a target to reduce greenhouse gas emissions from city operations to 20 per cent below 1990 levels by 2010.

  The Vancouver Community Climate Change Action Plan, approved by City Council on March 29, 2005, to realize a citywide 6 per cent greenhouse gas reduction by 2012.

Introducing technologies that reduce electricity consumption is highly important in Vancouver. In its 2004 Integrated Electricity Plan, BC Hydro projected an energy shortfall by 2010.  New electricity demand in Vancouver is largely met by greenhouse gas emitting, fossil fuel fired generation.  Plus, energy analysts have warned that increased demand makes an outdated West Coast power grid vulnerable to large-scale blackouts similar to the one that hit the East in 2003.  BC Hydro has recognized Carmanah Technologies as an official part of its demand-side management strategy, listing Carmanah lights in its e.Catalog of approved Power Smart products.

About the i-SHELTER

Carmanah's solar-powered i-SHELTER TMand i-STOP TMtransit stop lighting systems are popular alternatives to hard-wired, grid-connected lighting systems.  London, England, was the first city to install the technology in 2002, and since then it has been installed by more than 90 transit agencies in North America and abroad including Toronto, Los Angeles and Edinburgh, Scotland.

Carmanah's i-SHELTER TM and i-STOP TMLED-based lighting systems require 90% less energy than conventional incandescent bulbs and can operate for up to 100,000 hours before replacement of the LED luminaires.  Installation of these systems can be performed for a fraction of the cost of hardwired systems, as there is no digging or trenching required, no electrical permits, no disruption of the street environment or traffic flow, etc.  Once installed, they draw all their energy needs from the sun and require minimal operational or maintenance inputs for up to five years.

i-SHELTER TMand i-STOP TM also utilize Carmanah's patented MICROSOURCE TMintelligence that automatically tailors solar charging and power output performance to any environment up to 60 degrees latitude.  For more information, visit www.transitlights.com.

About Carmanah

Carmanah is an award-winning manufacturer of proprietary LED-based lighting and illumination products for the public transit, marine, aviation, roadway, and industrial worksite and illuminated signage markets.  The Company has more than 100,000 solar-powered LED lighting installations and 50,000 LED illuminated sign installations in 110 countries.  The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah's Annual Report for the fiscal year ended December 31, 2004, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in Carmanah's Annual Information Form dated December 31, 2004, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com